Filed pursuant to Rule 424(b)(3)
File No. 333-123659

MATRITECH, INC.
18,922,917 Shares of
Common Stock
$.01 Par Value per Share

This Prospectus covers to the sale of up to 18,922,917 shares of our common stock by the selling security holders listed inside.

Our common stock is traded on the American Stock Exchange under the symbol “MZT.” On April 21, 2005, the last reported sale price for our common stock as reported by American Stock Exchange was $.99 per share.

See “Risk Factors” beginning on Page 2 for information that should be considered before investing.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is May 9, 2005.

RISK FACTORS

The following risk factors should be considered carefully along with the other information contained or incorporated by reference in this Prospectus. This section includes some forward looking statements.

      Our future financial and operational results are subject to a number of material risks and uncertainties that may affect such results or conditions, including:

We have a history of operating losses, are continuing to lose money and may never be profitable.

We have incurred operating losses since we began operations in 1987. These losses have resulted principally from costs incurred in research and development and from selling, general and administrative costs associated with our market development and selling efforts. Our accumulated deficit from inception until the end of the last fiscal year is $90,122,000. Our product sales and net losses for each of the past three fiscal years have been:

	2002	2003	2004
Product Sales	$3,094,000	$4,018,000	$7,275,000
Net Losses	$8,278,000	$7,878,000	$11,123,000

We expect to continue to incur additional operating losses in the future as we continue to develop new products and seek to commercialize the results of our research and development efforts. Our ability to achieve long-term profitability is dependent upon our success in those development and commercializing efforts. We do not believe we will be profitable in the foreseeable future.

We will need to obtain additional capital in the future and if we are unable to obtain such capital on acceptable terms, or at the appropriate time, we may not be able to continue our existing operations.

We do not currently generate revenues sufficient to operate our business and do not believe we will do so in the foreseeable future. In our fiscal year ended December 31, 2004, we had a net loss of $11.1 million, and as of December 31, 2004, we only had $4.9 million of cash and cash equivalents. As a result, we must rely on our ability to raise capital from outside sources in order to continue operations in the long-term. In March, 2003 we completed a sale of Convertible Debentures and accompanying warrants. In October and November 2003 we completed a sale of common stock and accompanying warrants. In March 2004 we completed a sale of common stock and accompanying warrants. In March 2005 we completed a sale of convertible preferred stock and accompanying warrants for common stock and, as a result, on a pro forma basis we have $10.3 million cash and cash equivalents at December 31, 2004. We will, as we deem necessary or prudent, continue to seek to raise additional capital through various financing alternatives, including equity or debt financings and corporate partnering arrangements. However, we may not be able to raise needed capital on terms that are acceptable to us, or at all.

The terms of our 2003 sales of Convertible Debentures and common stock greatly restrict our ability to raise capital. Under the terms of our Convertible Debenture financing, we are prohibited from entering into obligations that are senior to the Debentures. These provisions may severely limit our ability to attract new investors and raise additional financing on acceptable terms. In addition, in order to attract such new investors and obtain additional capital, we may be forced to provide rights and preferences to new investors which are not available to current shareholders.

If we do not receive an adequate amount of additional financing in the future, we may be unable to meet any cash payment obligations required by the Convertible Debentures, or we may be required to curtail our expenses or to take other steps that could hurt our future performance, including but not limited to, the premature sale of some or all of our assets or product lines on undesirable terms, merger with or acquisition by another company on unsatisfactory terms or the cessation of operations.

We have substantial indebtedness and may not be able to meet our payment obligations.

As a result of the 2003 sale of Convertible Debentures, we substantially increased our indebtedness from approximately $475,000 at the end of 2002 to approximately $3.1 million at the end of 2004. The fair value of the Convertible Debentures at December 31, 2004 as estimated by management is approximately $2.8 million. The $1.8 million carrying value in the Company’s financial statements at December 31, 2004 reflects discounts related to beneficial conversion charges calculated in accordance with EITF Issue No. 00-27.

The Convertible Debentures permit us to make interest and principal payments in shares of common stock instead of cash, but only if (i) we are not in default under the terms of the Convertible Debentures, (ii) there is an effective registration statement covering such shares, (iii) our common stock is listed on one of American Stock Exchange, New York Stock Exchange, Nasdaq National Market or Nasdaq SmallCap Market, (iv) we have provided proper notice of our election to make payments in stock and have made payment of all other amounts then due under the Convertible Debentures, (v) the issuance of such shares would not cause the holders to own more than 9.999% of the outstanding shares of our common stock, (vi) no public announcement of a change of control or other reclassification transaction has been made and (vii) we have sufficient authorized but unissued and unreserved shares to satisfy all share issuance obligations under the March 2003 financing. If we are not able to make interest and principal payments on the debentures in shares of stock, such payments must be made in cash and, unless we are able to raise additional capital from another source, we may not have sufficient funds to make such payments. If we make such payments in stock, however, it will result in significant dilution.

In addition, the Convertible Debentures require us to pay interest and liquidated damages and may become immediately due and payable at a premium of 120% of the outstanding principal amount plus accrued interest and damages in the event we default under their terms. Potential defaults would include, among other things:

•	our inability to make payments as they become due;

•	failure to remain listed on any of the Nasdaq SmallCap Market, New York Stock Exchange, American Stock Exchange or the Nasdaq National Market;

•	sale or disposition of our assets in excess of 33% of our total assets;

•	failure to timely deliver stock certificates upon conversion; and

•	default on our existing or future liabilities in excess of $150,000.

If we default under the terms of the Convertible Debentures, we probably will not be able to meet our payment obligations. In addition, the increased level of our indebtedness could, among other things:

•	make it difficult for us to make payment on this debt and other obligations;

•	make it difficult for us to obtain future financing;

•	require redirection of significant amounts of cash flow from operations to service our indebtedness;

•	require us to take measures such as the reduction in scale of our operations that might hurt our future performance in order to satisfy our debt obligations; and

•	make us more vulnerable to bankruptcy.

The operations of our European subsidiary involve currency exchange variability and other risks.

Matritech GmbH, our European subsidiary, accounted for approximately 58% of our product sales for the fiscal year ended December 31, 2004. Accounts of our European subsidiary are maintained in Euros and are translated into U.S. Dollars. To the extent that foreign currency exchange rates fluctuate in the future, we may be exposed to significant financial variability, both favorable and unfavorable. During 2003 and 2004, exchange rate fluctuations were favorable as indicated in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our Annual Report on Form 10-K for the fiscal year ended December 31, 2004. However, rate changes in the future may lead to unfavorable results.

In addition, although we have integrated the operations of this subsidiary since its acquisition in June 2000, we still must coordinate geographically separate organizations, manage personnel with disparate business backgrounds and conduct business in a different regulatory and corporate culture. It remains to be seen whether the use of this subsidiary to spearhead the marketing effort of our products in Europe outside of Germany will be successful in the long-term.

Our cash requirements have significantly increased to support a larger employee sales force: to pay for order processing, shipping and collection costs normally borne by distributors; and to finance the accounts receivable from physician practices that likely will be collected over a longer cycle.

     Since November 2003 we have had the responsibility for sales of NMP22 BladderChek Tests to urologists in the US, including invoicing and collecting the revenue from sales. We have increased our sales and marketing expenditures and added order processing, shipping and collection resources to perform functions which have in the past been performed by our U.S. distributor. We have limited experience in performing these functions in the United States to support sales directly to physicians, and the time and cost to develop these resources combined with the risk that they may not function effectively increases the risk that the rate of sales growth for our NMP22 BladderChek Test will slow.

     Sales of products directly to physicians may result in larger accounts receivable and longer collection cycles than sales to distributors and may increase the risk that accounts receivable will not be collected. Carrying larger accounts receivable balances and assuming greater collection risk may also increase our financing requirements. We do not expect our Days Sales Outstanding to remain at 43 days, the measurement calculated from our December 31, 2004 financial results.

We rely primarily on distributors to market NMP22 BladderChek Tests in territories other than the United States and Germany, but our history with our distributors is limited and we do not know whether they will achieve substantial sales levels of our products.

We compete with other methods of diagnosing cancer that are in existence or may be successfully developed by others and our technology may not prevail.

Although we are not aware of any other company using nuclear matrix protein technology in commercial diagnostic or therapeutic products, competition in the development and marketing of cancer diagnostics and therapeutics, using a variety of technologies, is intense. Many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engage in the research and development of cancer diagnostic products. Many of these organizations have greater financial, manufacturing, marketing and human resources than we do.

We expect that our Lab Test Kits and our Point Of Care Tests will compete with existing FDA-approved tests, such as tests known as BTA and UroVysion bladder cancer tests, the latter of which has been approved for both monitoring and diagnosing bladder cancer and the former of which has been approved for monitoring bladder cancer and may become approved for diagnosis of bladder cancer; a test known as CEA, which is used primarily for monitoring colorectal and breast cancers; a test known as CA19.9, which is used primarily for monitoring colorectal and gastric cancers; a test known as PSA, which is used primarily for monitoring and screening prostate cancer; tests known as TRUQUANT® BR RIA, CA15.3 and CA27.29, which are used for monitoring breast cancer; and cervical specimen collection and analysis systems known as ThinPrep® (Cytyc) and SurePath (TriPath Imaging). We are also aware of a number of companies that have announced that they are engaged in developing cancer diagnostic products based upon oncogene technology. Our diagnostic products will also compete with more invasive or expensive procedures such as minimally invasive surgery, bone scans, magnetic resonance imaging and other in vivo imaging techniques. In addition, other companies may introduce competing diagnostic products based on alternative technologies that may adversely affect our competitive position. As a result, our products may become less competitive, obsolete or non-competitive.

Healthcare reform measures, third-party reimbursement policies and physician or hospital preferences could limit the per-product revenues for our products in certain territories and make it uneconomical to sell or distribute them.

Our ability to successfully convert market opportunities into significant sales for our products depends in part on the extent to which adequate reimbursement for the services based on our products will be available from government healthcare reimbursement authorities (such as Medicare in the United States), private health insurers and other third-party payors. In most countries, no reimbursement of any medical device (or a service based on a medical device) is typically provided by any insurance carrier, whether public or private, if the device or service has not received approval for clinical use from that nation’s healthcare product regulatory authorities (such as the FDA in the United States). Even if the use of a device or the performance of a service has been previously approved for reimbursement, some insurance carriers and healthcare plans may decide not to continue to reimburse it at all, not to continue to reimburse it for certain medical applications and/or to decrease the reimbursement amount.  If we develop a Proprietary Laboratory Procedure for the US market that does not require FDA approval, we do not expect third-party reimbursement until we obtain FDA approval for a product which generates similar clinical data.

Even if we obtain FDA approval for a product in the US, there is no assurance that we will receive similar approvals from national healthcare product regulatory authorities in other countries. If we obtain such approvals in other countries, reimbursement levels could be so low that it would put pressure on us to reduce our prices. Such low reimbursement would make our products much less profitable and, in the extreme, could make it uneconomical for us and/or our distributor to sell the product at all in those countries. If such a low reimbursement were to occur in the United States or in Germany, it could substantially reduce our revenues and increase our losses. On the other hand, reimbursement approval, if provided in a lower but adequate amount, could potentially broaden the number of patients who could afford the product or service.  We believe this has occurred in the United States as reimbursement has been obtained in most states. We expect that reimbursement approval will be obtained in some other countries where our products are sold, but do not believe reimbursement rates in all countries will be as favorable as in the US.  Reimbursement approval for the BladderChek Test has not yet occurred in the principal countries of Asia and Europe, including Germany, where the BladderChek Tests are being sold or are in the regulatory process to secure approval from national product regulatory authorities.

Healthcare reform is an area of continuing attention and a priority of many governmental officials. In the United States, Medicare has frozen reimbursement for clinical laboratory tests at 2003 levels and future changes could impose limitations on the prices we will be able to charge for our products or the amount of reimbursement available for our products from governmental agencies or third-party payors. While we cannot predict whether any legislative or regulatory proposals will be adopted or the effect that such proposals could have on our business, the announcement or adoption of such proposals could reduce the profitability of our business and as a result could have a negative effect on our stock price because of investor reactions.

The preferences of physicians, hospitals, clinics and other customers may also limit our per-product revenue because their profit expectations when purchasing our product may influence their use and ordering behavior. Physicians have developed an expectation for generating profits when they purchase devices for use at their practice. To the extent that we are unable to price our products to achieve physician profit expectations, sales of our devices may suffer.

 We and our distributors are subject to extensive government regulation which adds to the cost and complexity of our business, may result in unexpected delays and difficulties, may impose severe penalties for violations and may prevent the ultimate sale or distribution of our products in certain countries.

The FDA and many foreign governments stringently regulate the medical devices that we manufacture and that we and our distributors market to physicians or other customers. The FDA regulates the clinical testing, manufacture, labeling, distribution and promotion of medical devices in the United States and agencies in the European Union, Japan and other countries where we sell our products each have their own regulations. If our products do not receive appropriate approvals from medical device regulatory authorities in any country, we can not sell our products in that country, either on our own or through any distributor.

Any products that we or our suppliers manufacture or distribute in accordance with FDA approvals are subject to stringent regulation by the FDA, including:

•	keeping records and reporting adverse experiences with the use of the devices we make and distribute;

•	registering our establishments and listing our devices with the FDA. Manufacturing establishments are subject to periodic inspections by the FDA and certain state agencies; and

•
requiring our products to be manufactured in accordance with complex regulations known as Quality System Regulations which include procedural and documentation requirements for our manufacturing and quality assurance activities.

If we fail to comply with any FDA requirement, we may face a number of costly and/or time consuming enforcement actions, including:

•	fines;

•	injunctions;

•	civil penalties;

•	recall or seizure of products;

•	total or partial suspension of production;

•	delay or refusal of the agency to grant premarket clearance or premarket approval for other devices in our development pipeline;

•	withdrawal of marketing approvals; and

•	criminal prosecution.

The FDA and foreign governmental agencies have the authority to request the repair, replacement or refund of the cost of any device that we manufacture or distribute if it is faulty. Failure to comply with medical device and quality regulations in countries outside the United States where we sell our products can result in fines, penalties, seizure or return of products and the inability to sell the product in those countries either on our own or through our distributors.

Labeling and promotional activities are subject to scrutiny in the United States by the FDA and, in certain instances, by the Federal Trade Commission, and by regulatory bodies in most countries outside the United States where we sell products. For example, our Lab Test Kit has received FDA approval and may be promoted by us only as an aid in the management of patients with bladder cancer or as a diagnostic aid for use for previously undiagnosed individuals who have symptoms of or are at risk for bladder cancer. The FDA actively enforces regulations prohibiting the promotion of devices for unapproved uses and the promotion of devices for which premarket approval has not been obtained. Consequently, for example, we cannot promote the Lab Test Kit or the BladderChek Test for any unapproved use.

In addition to federal regulations regarding manufacture and promotion of medical devices, we are also subject to a number of state laws and regulations which may hinder our ability to market our products in those states or localities. Manufacturers in general are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may be required to incur significant costs to comply with these laws and regulations in the future, which could increase future losses or reduce future profitability.

We have no demonstrated success in developing cellular analysis systems and any future success in this area will be highly dependent upon Sysmex.

We believe the future success of our business will also depend, in part, upon Sysmex Corporation developing a satisfactory Cellular Analysis System to be used to measure clinically useful cervical disease proteins. Even if Sysmex completes its product development efforts to its satisfaction, it is expected to face significant obstacles (including but not limited to those set forth in “Risk Factors - Successful technical development of our products does not guarantee successful commercialization”) in developing a system which will be approved by the FDA and selling such systems to cervical cancer testing laboratories at a satisfactory price. Our success in cervical disease Cellular Analysis Systems is almost completely dependent on the success of Sysmex in utilizing our technology and on its ability to educate physicians, patients, insurers and its distributors about the medical utility of the new products. Even if Sysmex successfully educates the market, competing products may prevent Sysmex from gaining wide market acceptance of its products.

Our inability to develop and commercialize additional products may adversely affect our ability to achieve profitability.

We believe that our ability to achieve and maintain profitability in the future will be affected by our progress in producing additional revenue-generating products. Other than the NMP22 products and allergy and other diagnostic products distributed by our European subsidiary, none of our products is close enough to commercialization to be expected to generate revenue in the foreseeable future, if at all. If we are unable to successfully develop and commercialize other products, the future prospects for our business, sales and profits will be materially impaired. In addition, if we are unable to develop and commercialize additional products and diversify our revenue streams, greater pressure will be placed on the performance of existing products and our business success will be directly related to success or failure of these few products.

We may incur substantially greater costs and timing delays than we currently expect in the development process.

From time to time, we have encountered unexpected technical obstacles and may encounter additional ones in the course of the development process that we may not be able to overcome or may only overcome if we expend additional funds and time. For example, in 1997 we elected to terminate development of a blood-based Lab Test Kit for PC1, a candidate marker for prostate cancer, due to unexpected difficulties. Despite encouraging initial results from an earlier low throughput research testing method, we were unable to develop such a kit for use in testing prostate cancer patients even when we employed 1997 state-of-the-art detection methods. We have subsequently announced that a different set of proteins (NMP48), discovered using a different research method, would be the primary candidates in our prostate cancer program. More recently, we and others have observed that the testing methodologies of a low throughput research mass spectrometry instrument are not readily reproducible or transferable to high throughput mass spectrometry instruments. This has required us to try a number of changes in our procedures to improve controls, reproducibility and costs in order to measure these proteins. Such changes in our technology and procedures may result in products or services that cannot reproduce our original discovery results or that do not perform at all or do not perform as well as the results reported using our discovery research procedure.

 The research results we obtain in the laboratory frequently cannot be replicated in clinical trials.

Investors should not expect products that we commercialize to perform as well as preliminary discovery research results in the small numbers of samples reported by us. In large-scale clinical trials, such as those required by the FDA, we expect to encounter greater variability and risks including but not limited to:

•	obtaining acceptable specimens from patients and healthy individuals;

•	testing a much larger population of individuals than we tested in early discovery which will be likely to demonstrate the inherent biologic variability;

•	preparing the specimens properly for testing using lower cost, high throughput methods which may be less reliable than those used in early discovery; and

•	developing an economic and reproducible test method for the substance to be measured.

We believe that testing the final product in a clinical setting will result in product performance which may not be as accurate as the results reported from the discovery phase. Therefore, the best comparative data to be used in evaluating our product development programs are the results of physician trials of commercial products such as those reported since 1996 for products based on NMP22 proteins.

We have no demonstrated success in developing Proprietary Laboratory Procedures as a profitable service business and any future success will be dependent upon satisfaction and approval of our clinical lab partners.

We believe the future success of our business will depend not only on the successful commercialization of our Lab Test Kits and BladderChek Tests, but also in part upon developing a service business based on Proprietary Laboratory Procedures which will be custom designed to the instrumentation and techniques of a specific clinical laboratory to measure clinically useful proteins. We are currently working on development of such Proprietary Laboratory Procedures using our technologies for breast cancer, but we have no demonstrated success in this area. In addition, because we expect that use of our Proprietary Laboratory Procedures will likely be confined to a limited number of licensed clinical laboratories who would be expected to invest in the development and marketing of a lab testing service specific to their equipment, processes and personnel, the success of these procedures will be dependent upon acceptance by the applicable laboratories. Although we may complete our product development efforts to our satisfaction, we may not obtain the agreement and approval from our clinical lab partner that the technology works adequately in their laboratory environment or that it has the medical performance and information value that they originally expected. Because Proprietary Laboratory Procedures utilize technologies which are, by their nature, more operator-dependent than the technologies involved in products such as Lab Test Kits and BladderChek Tests, the risks regarding successful commercial acceptance are increased in this area.

Successful technical development of our products does not guarantee successful commercialization.

We may successfully complete technical development for one or all of our product development programs, but still fail to develop a commercially successful product for a number of other reasons, such as the following:

•	failure to obtain the required regulatory approvals for their use;

•	prohibitive production costs;

•	clinical trial results might differ from discovery phase data; and

•	variation of perceived value of products from physician to physician.

Our success in the market for the diagnostic products we develop will also depend greatly on our ability to educate physicians, patients, insurers and our distributors on the medical utility of our new products. Even if we successfully educate the market, competing products may prevent us from gaining wide market acceptance of our products.

If we are unable to manufacture the product volumes we need, we may be unable to achieve profitability.

We have been manufacturing and assembling our Lab Test Kits for commercial sales since 1995 but have not yet manufactured these products in the large volumes. We may encounter difficulties in scaling up production of products, including problems involving:

•	production yields;

•	quality control and assurance;

•	component supply; and

•	shortages of qualified personnel.

These problems could make it very difficult to produce sufficient product to satisfy customer needs and could result in customer dissatisfaction. We may not be able to achieve reliable, high-volume manufacturing at a commercially reasonable cost. In addition, numerous governmental authorities extensively regulate our manufacturing operations. Failure to satisfy our future manufacturing needs could result in decreased sales, loss of market share and potential loss of certain distribution rights.

If we lose the services of our suppliers or assemblers for any reason it may be difficult for us to find replacements, we may be forced to modify or cease production of our products and we may be unable to meet customer commitments.

We currently manufacture our Lab Test Kits and package our BladderChek Tests in our Newton facility but we rely on subcontractors for certain components and processes for each of these products. We do not currently have alternative suppliers for certain key components and processes which are provided by some subcontractors. If the units or components from these suppliers or the services of these assemblers should become unavailable for any reason, including their failure to comply with FDA regulations, we would need to seek alternative sources of supply or assembly. In order to maintain the FDA acceptance of our manufacturing process, we would have to demonstrate to the FDA that these alternative sources of supply are equivalent to our current sources. Although we attempt to maintain an adequate level of inventory to provide for these and other contingencies, if our manufacturing processes are disrupted because key components are unavailable, because new components must be revalidated or because an assembler fails to meet our requirements, we may be forced to modify our products to enable another subcontractor to meet our sales requirements or we may be required to cease production of such products altogether until we are able to establish an adequate replacement supplier. Disruptive changes such as these may make us unable to meet our sales commitments to customers. Our failure or delay in meeting our sales commitments could cause sales to decrease and market share to be lost permanently, and could result in significant expenses to obtain alternative sources of supply or assembly with the necessary facilities and know-how.

If the products we distribute which are made by other companies should become unavailable or not meet quality standards, we may lose revenues and market share and may face liability claims.

If the products we distribute, but do not manufacture, should become unavailable for any reason, we would need to seek alternative sources of supply. If we are unable to find alternative sources of an equivalent product we may be required to cease distribution of this type of product, which could cause revenues to decrease and market share to be lost permanently. Furthermore, if products which we distribute, but do not manufacture, should be found defective, we could be sued for product liability or other claims.

During 2003, we received reports from customers that one of the products we sell through our German subsidiary failed to perform correctly and provided false readings on patients’ conditions. We believe the product performance problems have been addressed by the manufacturer of the products and that the manufacturer has accepted responsibility for defective products. We have not sought an alternate source of supply for this product line, but we have seen decreased customer demand for these products during 2004 compared to 2003. Our revenues, profits and market share for these products may be further adversely affected, and we may face product liability and other claims if the manufacturer fails to satisfactorily address all issues raised by our customers and the patients affected.

If we are sued for product-related liabilities, the cost could be prohibitive to us.

The testing, marketing and sale of human healthcare products entail an inherent exposure to product liability, and third parties may successfully assert product liability claims against us. Although we currently have insurance covering our products, we may not be able to maintain this insurance at acceptable costs in the future, if at all. In addition, our insurance may not be sufficient to cover large claims. Significant product liability claims could result in large and unexpected expenses as well as a costly distraction of management resources and potential negative publicity and reduced demand for our product.

Our activities involve the use of hazardous materials, and we may be held liable for any accidental injury from these hazardous materials.

Our research and development and assembly activities involve the controlled use of hazardous materials, including carcinogenic compounds. Although we believe that our safety procedures for handling and disposing of our hazardous materials comply with the standards prescribed by federal, state and local laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for damages that result, and significant and unexpected costs, including costs related to liabilities and clean-up, costs from increased insurance premiums or inability to obtain adequate insurance at a reasonable price and costs from loss of operations during clean-up.

If our intellectual property is not adequately protected, we could lose our ability to compete in the marketplace.

Protection of our intellectual property is necessary for the success of our products. Patent protection can be limited and not all intellectual property is or can be patent protected. We rely on a combination of patent, trade secret and trademark laws, nondisclosure and other contractual provisions and technical measures to protect the proprietary rights in our current and planned products. We have little protection where we must rely on trade secrets and nondisclosure agreements and our competitors independently develop technologies that are substantially equivalent or superior to our technology. If our competitors develop such technology and are able to produce products similar to or better than ours, our market share could be reduced and our revenue potential may decrease.

While we have obtained patents where advisable, patent law relating to the scope of certain claims in the biotechnology field is still evolving. In some instances we have taken an aggressive position in seeking patent protection for our inventions and in those cases the degree of future protection for our proprietary rights is uncertain. In addition, the laws of certain countries in which our products are, or may be, licensed or sold do not protect our products and intellectual property rights to the same extent as the laws of the United States.

If our intellectual property infringes on the rights of others, we may be forced to modify or cease production of our products.

We believe that the use of the patents for nuclear matrix protein technology owned by us or licensed to us and the use of our trademarks and other proprietary rights, do not infringe upon the proprietary rights of third parties. However, we may not prevail in any challenge of third-party intellectual property rights, and third parties may successfully assert infringement claims against us in the future. In addition, we may be unable to acquire licenses to any of these proprietary rights of third parties on reasonable terms. If our intellectual property is found to infringe upon other parties’ proprietary rights and we are unable to come to terms with such parties, we may be forced to modify our products to make them non-infringing or to cease production of such products altogether.

We may need to stop selling our BladderChek Tests if we cannot obtain a license or a waiver to use lateral flow technology.

Our BladderChek Test uses lateral flow technology consisting of an absorbent material that will soak up urine from a small reservoir at one end of the container housing the test strip and expose the urine to chemicals and antibodies arranged on the surface of or imbedded in the test strip.  After a short period of time and after a reaction with our proprietary antibodies, a test result will appear in a window located on the container housing the test strip.  The manufacture, use, sale, or import of point-of-care products which include lateral flow technology in certain jurisdictions will require us to obtain patent licenses.  We are currently selling BladderChek Tests and are attempting to obtain appropriate licenses or waivers.  In August, 2004, we entered into a license agreement, effective as of April 1, 2004, with one holder of patent rights, Abbott Laboratories, and we are continuing to investigate other licensing arrangements covering our BladderChek Tests.  If we are unable to obtain patent licenses to permit us to make, use, sell, or import such products in the United States or in certain other jurisdictions, we will have to stop selling our BladderChek Tests until the expiration of the relevant patents or until we are able to arrive at a design solution that uses a different technology.  In addition, we may also be subject to litigation that seeks a percentage of the revenues we have received from the sale of our BladderChek

Tests.  We accrue estimated royalties on sales of the BladderChek Test based on estimates of our obligations under existing licensing agreements and, when probable and estimable, based upon consideration of intellectual property claims to which we may be subject.  If we are required to obtain additional licenses we can provide no assurances that additional royalties due when we complete those licensing agreements will not have an adverse effect on our results of operations.

If we lose or are unable to recruit and retain key management, scientific and sales personnel, we may be unable to achieve our objectives in a timely fashion.

We need to attract and retain highly qualified scientific, sales and management personnel. We have at any given time only about 70 employees. The loss of multiple members of our key personnel, such as our scientists or our field sales force, at the same time or within close proximity of each other, or the failure to recruit the necessary additional personnel when needed with specific qualifications and on acceptable terms might harm our research and development efforts and/or our direct-to-the-urologist marketing strategy. We face intense competition for qualified personnel from other companies, research and academic institutions, government entities and other organizations.

Our success is also greatly dependent on the efforts and abilities of our management team. The simultaneous loss of multiple members of senior management might delay achievement of our business objectives due to the time that would be needed for their replacements to be recruited and become familiar with our business.

Market volatility and fluctuations in our stock price and trading volume may cause sudden decreases in the value of an investment in our common stock.

The market price of our common stock has historically been, and we expect it to continue to be, volatile. This price has ranged between $0.87 and $2.10 in the fifty-two week period ended December 31, 2004. The stock market has from time to time experienced extreme price and volume fluctuations, particularly in the biotechnology sector, which have often been unrelated to the operating performance of particular companies. Factors such as announcements of technological innovations or new products by our competitors or disappointing results by third parties, as well as market conditions in our industry, may significantly influence the market price of our common stock. For example, in the past our stock price has been affected by announcements of clinical trial results and technical breakthroughs at other biotechnology companies. Our stock price has also been affected by our own public announcements regarding such things as quarterly earnings, regulatory agency actions and corporate partnerships. Consequently, events both within and beyond our control may cause shares of our stock to lose their value rapidly.

In addition, sales of a substantial number of shares of our common stock by stockholders could adversely affect the market price of our shares. In fiscal year 2004, our shares had an average daily trading volume of only approximately 86,000 shares. In connection with our March 2004 private placement of common stock and accompanying warrants, we filed a resale registration statement covering up to 7,121,031 shares for the benefit of our investors. In 2003, we filed resale registration statements covering up to 5,371,332 shares for the benefit of our investors in connection with the sale of Convertible Debentures and accompanying warrants and an additional approximately 5,419,000 shares for the benefit of our investors in a private placement of common stock and accompanying warrants. We have also filed resale registration statements in connection with previous private placements. The actual or anticipated resale by such investors under these registration statements or this registration statement may depress the market price of our common stock. Bulk sales of shares of our common stock in a short period of time could also cause the market price for our shares to decline.

     Future financings will result in additional dilution of the ownership interest of our existing investors and may have an adverse impact on the price of our common stock.

We will need to raise additional capital in the future to continue our operations. The primary source of the additional capital we raised in 2002, 2003 and 2004 has been equity and convertible debt, and we expect that equity-related instruments will continue to be our principal source of additional capital. In June 2004, our stockholders approved an increase in our authorized common stock from 60,000,000 to 90,000,000 shares. This approval provides us with greater flexibility in undertaking an additional financing without the expense and delay of obtaining stockholder approval other than as required by state law or American Stock Exchange requirements for the particular transaction. Any future equity financings will dilute the ownership interest of our existing investors and may have an adverse impact on the price of our common stock.

In addition, the terms of the Convertible Debentures provide for anti-dilution adjustments. On October 15, 2003 and on November 6, 2003 we completed a sale of 3,893,295 shares of our common stock and warrants to purchase 1,362,651 shares of our common stock at a price of $2.45 per share for an aggregate consideration of $6,501,801 (before cash expenses of approximately $855,000). This sale was deemed to be a dilutive issuance under the terms of the Convertible Debentures and our March 2003 Warrants. On March 19, 2004 we completed a sale of 4,858,887 shares of our common stock and warrants to purchase 1,214,725 shares of our common stock at a price of $2.00 per share for an aggregate consideration of $6,559,500 (before cash expenses of approximately $713,000). This sale has also been deemed to be a dilutive issuance under the terms of the Convertible Debentures and our March 2003 Warrants. As a result, the Convertible Debentures became convertible into 3,183,902 shares of our common stock at a price of $1.51 per share, representing an increase of 612,944 shares from the conversion terms of the debenture immediately prior to the transaction. The Convertible Debentures were convertible on December 31, 2004 into 2,037,695 shares of our common stock at a price of $1.51 per share. The March 2003 Warrants are exercisable to purchase shares of our common stock at a price of $1.35 per share representing a decrease in purchase price of $0.32 per share.

On March 4, 2005, we completed the sale of 670,272 shares of our Series A Convertible Preferred Stock at a price of $8.80 per share of Preferred Stock and accompanying warrants to purchase 4,991,434 shares of our common stock for an aggregate consideration of $5,898,394 (before cash expenses and commissions estimated to be approximately $500,000). Additional warrants were issued to a placement agent to purchase 656,920 shares of our common stock at $1.47 per share. Each share of the Series A Convertible Preferred Stock is convertible into ten shares of our common stock, resulting in a price per share of common stock in this transaction of $.88. This sale was deemed to be a dilutive issuance under the terms of the Convertible Debentures and our March 2003 Warrants. As a result, the Convertible Debentures became convertible into 2,525,253 shares of our common stock at a price of $.99 per share, representing an increase of 869,623 shares from the conversion terms of the Debenture immediately prior to the transaction. The exercise price of the March 2003 Warrants was also reduced to $.88 per share. If we do a future financing at a price less than $.88 per common share (the “New Base Price”), the conversion rate of the Convertible Debentures will be adjusted down to 112% of the New Base Price and additional shares of our common stock would be issuable upon such conversion. The terms of the March 2003 Warrants also provide for anti-dilution protection, so that the exercise price for such warrants would be adjusted down to the New Base Price in the event of a dilutive financing, or on a weighted-average basis if there are no longer any Convertible Debentures outstanding. The issuance of additional shares upon conversion of the Convertible Debentures would result in further dilution of the ownership interest of our other existing investors, and a decrease in the warrant exercise price may cause a decline in our stock price. The Series A Convertible Preferred Stock and the warrants issued in connection with the March 2005 transaction also have anti-dilution protection provisions which would result in the issuance of additional shares upon conversion of the Convertible Preferred Stock and in a reduction in the warrant price in the event of a subsequent dilutive financing.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements which involve risks and uncertainties and which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, without limitation, risks and uncertainties in obtaining and maintaining regulatory approval, market acceptance of and continuing demand for our products, the impact of competitive products and pricing, technical challenges in completing product and technology development, health care reform, our ability to obtain additional financing to support our operations, as well as general business and economic conditions. There can be no assurance that our expectations for our products or future financial performance will be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no responsibility to update any such forward-looking information.

USE OF PROCEEDS

We will receive no part of the proceeds from the sale of any of the shares by any of the selling security holders although we may receive $1.47 per share upon exercise of the warrants for 5,648,354 shares and we may receive $.88 per share upon the exercise of the warrants for 784,324 shares.

SELLING SECURITY HOLDERS

Certain selling security holders have acquired from us in a private placement that closed on March 4, 2005 shares of our Series A Convertible Preferred Stock that are convertible into the shares of common stock offered under this Prospectus. The selling security holders may also acquire shares of common stock offered under this Prospectus upon exercise of warrants for 5,648,354 shares at an exercise price of $1.47 per share. We agreed to register for resale the shares into which the issued shares are convertible and the shares issuable upon exercise of the warrants. Certain selling security holders may also acquire 4,848,300 shares of common stock offered under this Prospectus upon conversion of convertible debentures and related warrants issued on March 31, 2003.

The following table sets forth information as of March 24, 2005 with respect to the shares of common stock of Matritech beneficially held by each selling security holder. Upon the acquisition of our shares, any of the selling security holders, their transferees and their distributees may offer to sell the shares they acquire from the Company from time to time under Rule 415 of the Securities Act. See “Plan of Distribution.”

The persons and entities named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them except as noted in the footnotes below based upon information provided to Matritech by the selling security holders.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Shares of common stock issuable by us to a person pursuant to options or warrants which may be exercised within 60 days of March 24, 2005 are deemed to be beneficially owned and outstanding for purposes of calculating the number of shares and the percentage beneficially owned by that person. However, these shares are not deemed to be beneficially owned and outstanding for purposes of computing the percentage beneficially owned by any other person.

In calculating the percentage of shares beneficially owned by each selling security holder prior to and after the offering, we have based our calculations on the number of shares of common stock deemed outstanding as of March 24, 2005 which includes: 43,718,512 shares of common stock outstanding as of March 24, 2005 and all shares of common stock issuable upon the exercise of options and warrants which may be exercised by that selling security holder within 60 days of March 24, 2005.

In connection with Matritech’s March 2005 private placement, Musket Research Associates, Inc. served as placement agent on behalf of Matritech. For those placement agent services, Musket Research Associates, Inc. received cash commissions and was issued warrants to purchase common stock. Since that issuance, Musket Research Associates, Inc. assigned those warrants to other persons, each of whom is included in the selling security holders table below.

Except as set forth below, to the best of our knowledge based on representations by the selling security holders, none of the selling security holders had any material relationship with Matritech or any of its affiliates within the three-year period ending on the date of this Prospectus.  Certain affiliates of each of the following selling security holders are registered broker-dealers: ProMed Partners, L.P., ProMed Partners II, L.P., ProMed Offshore Fund, Ltd., ProMed Offshore Fund II, Ltd., Paul Scharfer, David B. Musket, Barry Kurokawa, Richard Wehby, Joshua Golomb, Daniel DiPietro, Sunrise Equity Partners, LP, Earl M. Latterman, General Partner of the Latterman Family Limited Partnership, SF Capital Partners, Ltd. and Millennium Partners, L.P. These selling security holders purchased the securities listed below in the ordinary course of business and at the time of purchase of such securities, had no agreements or understandings, directly or indirectly, to distribute these securities in violation of the Securities Act.

	Number of		Number of	Number of Shares
	Shares Beneficially Owned		Shares	Beneficially Owned After
	Prior to Offering		Offered (1)	Offering
Name	Number (2)	Percent (3)		Number (4)	Percent (3)

ProMed Partners, L.P.	484,140[5]	1.1	613,315[6]	117,306[7]	*
ProMed Partners II, L.P.	92,022	*	153,858[8]	0	0
ProMed Offsore Fund, Ltd.	78,120[9]	*	98,977[10]	18,922[11]	*
ProMed Offshore Fund II, Ltd.	992,640	2.2	1,659,600[12]	0	0
Radius Venture Partners II, L.P.	1,342,854	3.0	2,138,306[13]	0	0
SF Capital Partners Ltd.	1,007,134	2.3	1,603,723[14]	0	0
SDS Capital Group SPC, Ltd.	872,846	2.0	1,389,887[15]	0	0
Millennium Partners, L.P.	503,561	1.1	801,852[16]	0	0
Bristol Investment Fund Ltd.	650,988[17]	1.5	801,852[18]	147,427[19]	*
SRB Greenway Capital, L.P.	49,682	*	79,110[20]	0	0
SRB Greenway Capital (QP), L.P.	354,036	*	563,756[21]	0	0
SRB Greenway Offshore Operating Fund, L.P.	32,698	*	52,067[22]	0	0
Winslow Hedge Fund, L.P.	335,707	*	534,570[23]	0	0
Sunrise Equity Partners, L.P.	335,707	*	534,570[24]	0	0
Blumberg Life Sciences Master Fund, Ltd.	335,707	*	534,570[25]	0	0
Alpha Capital Aktiengesellschaft	656,100[26]	1.5	534,570[27]	320,393[28]	*
The Alan W. Steinberg, L.P.	268,563	*	427,652[29]	0	0
Kensington Partners, L.P.	159,456	*	253,914[30]	0	0
Bald Eagle Fund, Ltd.	8,385	*	13,355[31]	0	0

	Number of		Number of	Number of Shares
	Shares Beneficially Owned		Shares	Beneficially Owned After
	Prior to Offering		Offered (1)	Offering
Name	Number (2)	Percent (3)		Number (4)	Percent (3)

Bluegrass Growth Fund LP	136,321[32]	*	133,640[33]	52,395[34]	*
Bluegrass Growth Fund Ltd.	83,926	*	133,640[35]	0	0
Paul Scharfer	83,926	*	233,195[36]	0	0
David B. Musket	83,926	*	348,340[37]	0	0
Guerilla Partners, L.P.	67,131	*	106,898[38]	0	0
Latterman Family LP	33,565	*	53,452[39]	0	0
John Friedman - Beneficiary and Trustee, Easton Capital Corp. Defined Benefit Plan	33,565	*	53,452[40]	0	0
Omicron Master Trust	2,257,784[41]	4.9	1,926,917[42]	431,803[43]	*
Midsummer Investment Ltd.	1,045,935[44]	2.3	899,228[45]	146,707[46]	*
Islandia, L.P.	458,736[47]	1.0	385,383[48]	73,353[49]	*
Barry Kurokawa	0	0	64,410[50]	0	0
Richard Wehby	0	0	53,676[51]	0	0
Daniel DiPietro	0	0	42,940[52]	0	0
Joshua Golomb	0	0	21,470[53]	0	0
David Bartash	0	0	40,000[54]	0	0
David Enzer/Century Capital	203,860[55]	*	98,049[56]	105,821[57]	*
TOTAL	13,049,021	23.1	17,384,194	1,414,127	2.3

* less than 1%
1 Includes the number of shares of common stock that will be issuable through the exercise of warrants that do not become exercisable until September 5, 2005.
2 Assumes the maximum number of shares of common stock that could be issuable to the holder, based on the anti-dilution provisions in effect prior to receipt of stockholder approval of the March 4, 2005 financing transaction, upon conversion of Series A Convertible Preferred Stock.
3 The number of shares of common stock deemed outstanding includes (i) 43,718,512 shares of common stock outstanding as of March 24, 2005 and (ii) all common stock underlying options, warrants and other convertible securities which are exercisable or convertible within 60 days of March 24, 2005 by the person or entity in question. Certain warrants held by Omicron Master Trust, Midsummer Capital, LLC and Islandia, L.P. contractually limit each of those selling securityholder's right to exercise the warrants to the extent such selling security holder's beneficial ownership exceeds 4.9% of the company's then issued and outstanding shares of common stock.
4 Assumes all shares offered hereunder are sold.
5 Includes 117,306 shares of common stock issuable upon exercise of warrants not covered by this registration statement. Mr. Barry Kurokawa and Mr. David B. Musket share voting, dispositive and investment power over the shares of our common stock owned by ProMed Partners L.P., ProMed Partners II, L.P., ProMed Offshore Fund Ltd. and ProMed Offshore Fund II, Ltd. Each of Messrs. Kurokawa and Musket disclaim beneficial ownership of such shares of our common stock except to the extent of their partnership interests in these funds.
6 Includes 246,481 shares of common stock issuable upon exercise of warrants granted in connection with the March 2005 Series A Convertible Preferred Stock financing. See footnote 5.
7 Consists of 117,306 shares of common stock issuable upon exercise of warrants not covered by this registration statement. See footnote 5.
8 Includes 61,836 shares of common stock issuable upon exercise of warrants granted in connection with the March 2005 Series A Convertible Preferred Stock financing. See footnote 5.
9 Includes 18,922 shares of common stock issuable upon exercise of warrants not covered by this registration statement. See footnote 5.
10 Includes 39,779 shares of common stock issuable upon exercise of warrants granted in connection with the March 2005 Series A Convertible Preferred Stock financing. See footnote 5.

11 Consists of 18,922 shares of common stock issuable upon exercise of warrants not covered by this registration statement. See footnote 5.
12 Includes 666,960 shares of common stock issuable upon exercise of warrants granted in connection with the March 2005 Series A Convertible Preferred Stock financing. See footnote 5.
13 Includes 795,452 shares of common stock issuable upon exercise of warrants granted in connection with the March 2005 Series A Convertible Preferred Stock financing.  Jordan Davis and Daniel Lubin share voting, dispositive and investment power over the shares of our common stock owned by Radius Venture Partners II, L.P.
14 Includes 596,589 shares of common stock issuable upon exercise of warrants granted in connection with the March 2005 Series A Convertible Preferred Stock financing. Michael A. Roth and Brian J. Stark share voting, dispositive and investment power over the shares of our common stock owned by SF Capital Partners Ltd.
15 Includes 517,041 shares of common stock issuable upon exercise of warrants granted in connection with the March 2005 Series A Convertible Preferred Stock financing. Steven Derby has sole voting, dispositive and investment power over the shares of our common stock owned by SDS Capital Group SPC, Ltd.
16 Includes 298,291 shares of common stock issuable upon exercise of warrants granted in connection with the March 2005 Series A Convertible Preferred Stock financing. Millennium Management, LLC, a Delaware limited liability company, is the managing partner of Millennium Partners, L.P., a Cayman Islands exempted limited partnership, and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners, L.P. Israel A. Englander is the sole managing member of Millennium Management. As a result, Mr. Englander may be considered the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by either of Millennium Management, LLC or Mr. Englander as to beneficial ownership of the shares of our common stock owned by Millennium Partners, L.P.
17 Includes 147,427 shares of common stock issuable upon exercise of warrants not covered by this registration statement. Bristol Capital Advisors, LLC is the investment manager to Bristol Investment Fund, Ltd. Paul Kessler is the manager of Bristol Capital Advisors, LLC and a director of Bristol Investment Fund, Ltd. and, as such, has voting, dispositive and investment control over the securities held by Bristol Investment Fund, Ltd. Mr. Kessler disclaims beneficial ownership of these securities.
18 Includes 298,291 shares of common stock issuable upon exercise of warrants granted in connection with the March 2005 Series A Convertible Preferred Stock financing. See footnote 17.
19 Consists of 147,427 shares of common stock issuable upon exercise of warrants not covered by this registration statement. See footnote 17.
20 Includes 29,428 shares of common stock issuable upon exercise of warrants granted in connection with the March 2005 Series A Convertible Preferred Stock financing. Steven R. Becker has voting, dispositive and investment power over the shares of our common stock owned by SRB Greenway Capital, L.P., SRB Greenway Capital (QP), L.P. and SRB Greenway Offshore Operating Fund, L.P.
21 Includes 209,720 shares of common stock issuable upon exercise of warrants granted in connection with the March 2005 Series A Convertible Preferred Stock financing. See footnote 20.
22 Includes 19,369 shares of common stock issuable upon exercise of warrants granted in connection with the March 2005 Series A Convertible Preferred Stock financing. See footnote 20.
23 Includes 198,863 shares of common stock issuable upon exercise of warrants granted in connection with the March 2005 Series A Convertible Preferred Stock financing.  Jackson W. Robinson, Matthew W. Patsky and Elizabeth Cluett Thors share voting, dispositive and investment power over the shares of our common stock owned by Winslow Hedge Fund, L.P.
24 Includes 198,863 shares of common stock issuable upon exercise of warrants granted in connection with the March 2005 Series A Convertible Preferred Stock financing. Marilyn Adler, Nathan Low and Amnon Mandelbaum share voting, dispositive and investment power over the shares of our common stock owned by Sunrise Equity Partners, LP.
25 Includes 198,863 shares of common stock issuable upon exercise of warrants granted in connection with the March 2005 Series A Convertible Preferred Stock financing. Laurence Blumberg has sole voting, dispositive and investment power over the shares of our common stock owned by Blumberg Life Sciences Master Fund, Ltd.
26 Includes 118,430 shares of common stock issuable upon exercise of warrants not covered by this registration statement. Konrad Ackerman and Rainer Posche share voting, dispositive and investment power over the shares of our common stock owned by Alpha Capital Aktiengesellschaft.
27 Includes 198,863 shares of common stock issuable upon exercise of warrants granted in connection with the March 2005 Series A Convertible Preferred Stock financing. See footnote 26.
28 Includes 118,430 shares of common stock issuable upon exercise of warrants not covered by this registration statement. See footnote 26.
29 Includes 159,089 shares of common stock issuable upon exercise of warrants granted in connection with the March 2005 Series A Convertible Preferred Stock financing. Alan W. Steinberg, Gary Frohman and Thomas Mark Yehle share voting, dispositive and investment power over the shares of our common stock owned by The Alan W. Steinberg, L.P.
30 Includes 94,458 shares of common stock issuable upon exercise of warrants granted in connection with the March 2005 Series A Convertible Preferred Stock financing. Richard Kiem has sole voting, dispositive and investment power over the shares of our common stock owned by Kensington Partners, L.P.
31 Includes 4,970 shares of common stock issuable upon exercise of warrants granted in connection with the March 2005 Series A Convertible Preferred Stock financing. Richard Kiem has sole voting, dispositive and investment power over the shares of our common stock owned by Bald Eagle Fund, Ltd.
32 Includes 52,395 shares of common stock issuable upon exercise of warrants not covered by this registration statement. Deborah Solomon and Brian Shatz share voting, dispositive and investment power over the shares of our common stock held by Bluegrass Growth Fund LP.
33 Includes 49,714 shares of common stock issuable upon exercise of warrants granted in connection with the March 2005 Series A Convertible Preferred Stock financing. See footnote 32.
34 Consists of 52,395 shares of common stock issuable upon exercise of warrants not covered by this registration statement. See footnote 32.
35 Includes 49,714 shares of common stock issuable upon exercise of warrants granted in connection with the March 2005 Series A Convertible Preferred Stock financing. Deborah Solomon and Brian Shatz share voting, dispositive and investment power over the shares of our common stock held by Bluegrass Growth Fund Ltd.
36 Includes 149,269 shares of common stock issuable upon exercise of warrants granted in connection with the March 2005 Series A Convertible Preferred Stock financing.
37 Includes 264,414 shares of common stock issuable upon exercise of warrants granted in connection with the March 2005 Series A Convertible Preferred Stock financing.
38 Includes 39,767 shares of common stock issuable upon exercise of warrants granted in connection with the March 2005 Series A Convertible Preferred Stock financing. Peter Siris and Leigh Curry share voting, dispositive and investment power over the shares of our common stock owned by Guerilla Partners, L.P.
39 Includes 19,887 shares of common stock issuable upon exercise of warrants granted in connection with the March 2005 Series A Convertible Preferred Stock financing. Earl M. Latterman has sole voting, dispositive and investment power over the shares of our common stock owned by Latterman Family LP.
40 Includes 19,887 shares of common stock issuable upon exercise of warrants granted in connection with the March 2005 Series A Convertible Preferred Stock financing.

41 Includes (i) 431,803 shares of common stock issuable upon exercise of warrants, (ii) 1,515,152 shares of common stock issuable upon conversion of convertible debentures previously issued by us to Omicron and (iii) 411,765 shares of common stock issuable upon exercise of warrants issued in connection with the convertible debentures. The convertible debentures and warrants issued to Omicron contractually limit Omicron's right to convert or exercise the debentures or warrants to the extent Omicron's beneficial ownership exceeds 4.9%. Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. As of April 21, 2003, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have been delegated authority by the board of directors of OCI regarding the portfolio management decisions with respect to the shares of our common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC's Regulation 13D-G) controls Omicron and Winchester.
42 Includes (i) 1,515,152 shares of common stock issuable upon conversion of convertible debentures previously issued by us to Omicron and (ii) 411,765 shares of common stock issuable upon exercise of warrants issued in connection with the convertible debentures. See footnote 41 above.
43 Consists of 431,803 shares of common stock issuable upon exercise of warrants not covered by this registration statement. See footnote 41 above.
44 Includes (i) 707,071 shares of common stock issuable upon conversion of convertible debentures previously issued by us to Midsummer, (ii) 192,157 shares of common stock issuable upon exercise of warrants issued in connection with the convertible debentures, and (iii) 146,707 shares of common stock issuable upon exercise of warrants not covered by this registration statement. Midsummer Capital, LLC is the investment manager to Midsummer Investment Ltd. By virtue of such relationship, Midsummer Capital, LLC may be deemed to have voting, dispositive and investment power over the shares owned by Midsummer Investment Ltd. Midsummer Capital, LLC disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Scott Kaufman have delegated authority from the members of Midsummer Capital, LLC with respect to the shares of common stock owned by Midsummer Investment Ltd. Messrs. Amsalem and Kaufman may be deemed to share voting, dispositive and investment power over the shares of our common stock owned by Midsummer Investment Ltd. Messrs. Amsalem and Kaufman disclaim beneficial ownership of such shares of our common stock and neither person has any legal right to maintain such delegated authority.
45 Consists of (i) 707,071 shares of common stock issuable upon conversion of convertible debentures previously issued by us to Midsummer and (ii) 192,157 shares of common stock issuable upon exercise of warrants issued in connection with the convertible debentures. See footnote 44.
46 Consists of 146,707 shares of common stock issuable upon exercise of warrants not covered by this registration statement. See footnote 44.
47 Includes (i) 303,030 shares of common stock issuable upon conversion of convertible debentures previously issued by us to Islandia, (ii) 82,353 shares of common stock issuable upon exercise of warrants issued in connection with the convertible debentures, and (iii) 73,353 shares of common stock issuable upon exercise of warrants not covered by this registration statement. John Lang, Inc. is the general partner of Islandia, L.P. Richard Berner, Edgar Berner and Thomas Berner control John Lang, Inc. and in that capacity may be deemed to share voting, dispositive and investment power over the shares of our common stock owned by Islandia, L.P.
 48 Consists of (i) 303,030 shares of common stock issuable upon conversion of convertible debentures previously issued by us to Islandia and (ii) 82,353 shares of common stock issuable upon exercise of warrants issued in connection with the convertible debentures. See footnote 47.
49 Consists of 73,353 shares of common stock issuable upon exercise of warrants not covered by this registration statement. See footnote 47.
50 Consists of 64,410 shares of common stock issuable upon exercise of warrants.
51 Consists of 53,676 shares of common stock issuable upon exercise of warrants.
52 Consists of 42,940 shares of common stock issuable upon exercise of warrants.
53 Consists of 21,470 shares of common stock issuable upon exercise of warrants.
54 Consists of 40,000 shares of common stock issuable upon exercise of warrants.
55 Consists of (i) 98,049 shares of common stock issuable upon exercise of warrants granted in March 2003 and (ii) 105,821 shares of common stock issuable upon exercise of warrants not covered by this registration statement.
56 Consists of 98,049 shares of common stock issuable upon exercise of warrants granted in March 2003.
57 Consists of 105,821 shares of common stock issuable upon exercise of warrants not covered by this registration statement.

PLAN OF DISTRIBUTION

The selling security holders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this Prospectus from a selling security holder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling security holders may use any one or more of the following methods when disposing of shares or interests therein:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- an exchange distribution in accordance with the rules of the applicable exchange;

- privately negotiated transactions;

- short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

- through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

- broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

- a combination of any such methods of sale; and

- any other method permitted pursuant to applicable law.

The selling security holders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this Prospectus, or under an amendment to this Prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this Prospectus. The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus.

In connection with the sale of our common stock or interests therein, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling security holders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this Prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling security holders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling security holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling security holders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling security holders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling security holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling security holders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying Prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this Prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling security holders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling security holders and their affiliates. In addition, we will make copies of this Prospectus (as it may be supplemented or amended from time to time) available to the selling security holders for the purpose of satisfying the Prospectus delivery requirements of the Securities Act. The selling security holders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling security holders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this Prospectus.

We have agreed with the selling security holders to keep the registration statement of which this Prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this Prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

LEGAL MATTERS

The validity of the issuance of the shares of our common stock offered hereby will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance with those requirements file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the reports, proxy statements and other information that we file with the Commission under the informational requirements of the Securities Exchange Act at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call 1-800-SEC-0330 for information about the Commission’s Public Reference Room. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission’s Web site is http: //www.sec.gov. Our Web site is http: //www.matritech.com. Information contained on our Web site is not a part of this Prospectus.

We have filed with the Commission a registration statement on Form S-3, including all amendments to the registration statement under the Securities Act with respect to the shares of our common stock offered under this Prospectus. This Prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding Matritech and the shares offered under this Prospectus, please see the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance please see the copy of the full agreement filed as an exhibit to the registration statement. We qualify each of these statements in all respects by the reference to the full agreement. The registration statement, including the exhibits and schedules to the registration statement, may be inspected at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from the Commission’s office upon payment of the prescribed fees.

DOCUMENTS INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The following documents filed by us with the Commission, File No. 001-12128, are incorporated by reference in this Prospectus, except as superseded or modified by this Prospectus:

1.	Our annual report on Form 10-K for the fiscal year ended December 31, 2004, filed under the Securities Exchange Act.

2.
The description of our common stock, $.01 par value per share, contained in the section entitled “Description of Registrant’s Securities to be Registered” contained in our registration statement on Form 8-A filed with the Commission on March 10, 1992, including any amendment or report filed for the purpose of updating the description of our common stock.

3.
Our current reports on Form 8-K filed February 8, 2005, February 16, 2005, February 23, 2005, March 8, 2005, April 20, 2005 and May 4, 2005, and on Form 8-K/A filed March 25, 2005, provided that the information deemed “furnished” in such reports and not deemed “filed” is not incorporated herein.

All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this Prospectus and prior to the termination of the offering made under this Prospectus are incorporated by reference in this Prospectus and made a part of this Prospectus from the date we file the documents with the Commission. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. We will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of that person, a copy of any document incorporated in this Prospectus by reference other than exhibits unless those exhibits are specifically incorporated by reference into the documents. Requests for these copies should be directed to Matritech, Inc., Attention: Chief Financial Officer, 330 Nevada Street, Newton, Massachusetts 02460, telephone (617) 928-0820.

You should rely only on the information contained in this Prospectus or information specifically incorporated by reference in this Prospectus. We have not authorized anyone to provide you with information that is different. Neither the delivery of this Prospectus, nor any sale made hereunder, shall create any implication that the information in this Prospectus is correct after the date hereof. This Prospectus is not an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation is illegal.

18,922,917 Shares of Common Stock of MATRITECH, INC.
_____________________ TABLE OF CONTENTS ______________________	_________________ PROSPECTUS _________________ Page

Risk Factors	2
Forward-Looking Statements	13
Use of Proceeds	14
Selling Securityholders	14
Plan of Distribution	19
Legal Matters	20
Experts	21
Where You Can Find More Information	21
Documents Incorporated by Reference	21

May 9, 2005